Exhibit 21

Subsidiaries of Business Development Corporation of America

Name	Domicile
BDCA Funding I, LLC	Delaware
54th Street Equity Holdings, Inc.	Delaware
Park Ave RE, Inc.	Delaware
Kahala Aviation Holdings, LLC	Delaware
Kahala Aviation US, Inc.	Delaware
BDCA-CB Funding, LLC	Delaware
BDCA Asset Financing, LLC	Delaware
BDCA 57th Street Funding, LLC	Delaware